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EXHIBIT (99(i))


                              TRINOVA CORPORATION
                      DIRECTORS' CHARITABLE AWARD PROGRAM


1.    PURPOSE OF THE PROGRAM

      The TRINOVA Corporation Directors' Charitable Award Program (the "Program") allows each Director of TRINOVA Corporation ("TRINOVA") to recommend that TRINOVA make a donation of up to $900,000 to the eligible tax-exempt organization(s) (the "Donee(s)") selected by the Director, with the donation to be made, in the Director's name, in nine equal annual installments, with the first installment to be made after the Director's death. Also, the Program provides for TRINOVA make a $100,000 donation to the TRINOVA Foundation (the "Foundation") in the name of the Director, with such donation to be made sometime after the Director's death. The purpose of the Program is to attract and retain highly qualified individuals to serve as Directors, to recognize the interest of TRINOVA and its Directors in supporting worthy educational institutions and other charitable organizations, and to provide an additional method of funding for the Foundation.

2.    RECOMMENDATION OF DONATION

      Any Director may make a written recommendation to TRINOVA, on a form approved by TRINOVA for this purpose, identifying the Donee(s) which he or she recommends as the recipient(s) of the TRINOVA donation to be made in his or her name. A Director may revise or revoke any such recommendation prior to his or her death by signing a new recommendation form and submitting it to TRINOVA. No recommendation will be considered unless the Director has completed five years of service on the Board of Directors, or unless the Director dies or becomes disabled while serving on the Board.

3.    AMOUNT AND TIMING OF DONATION

      Each Director may choose one organization to be considered for a TRINOVA donation of $900,000, or up to nine organizations to be considered for donations aggregating $900,000. Each recommended organization must be recommended to receive a donation of at least $100,000. Each donation will be made by TRINOVA in nine equal installments, with the first installment to be made after the Director's death. Each annual installment payment will be divided among the recommended organizations in the same proportions as the total donation amount has been allocated among the organizations by the Director. Each $100,000 donation to the Foundation made in a Director's name will be made by TRINOVA after it receives the life insurance policy death benefits from any life insurance policy acquired by TRINOVA on the Director's life in connection with the Program. If there is no such policy, the Foundation donation will be considered by TRINOVA no later than ten years after the Director's death.



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4.    DONEES

      In order to be eligible to receive a donation, a recommended organization must initially, and at the time a donation is to be made, qualify to receive tax-deductible donations under Section 501(c)(3) of the Internal Revenue Code and be compatible with the TRINOVA Foundation and Direct Giving Contributions Policy, which, for purposes of the Program, has been extended to include secondary schools. Prior to payment of the first installment, each donation must be considered and approved by the Organization and Compensation Committee of TRINOVA's Board of Directors (the "Committee"). It is the intention of the Program that a recommendation will be approved unless the Committee determines that a donation to the organization would be detrimental to the best interests of TRINOVA. A Director's private foundation is not eligible to receive donations under the Program. If a recommended organization ceases to qualify as a Donee, and if the participant dies before changing his or her recommendation, the amount recommended to be donated to such organizations (or any installments then remaining unpaid) may instead be donated to the Foundation.


5.    FUNDING AND PROGRAM ASSETS

      TRINOVA may fund the Program or it may choose not to fund the Program. If TRINOVA elects to fund the Program in any manner, neither the Directors nor their recommended Donee(s) shall have any rights or interests in any assets of TRINOVA identified for such purpose. Nothing contained in the Program shall create, or be deemed to create, a trust, actual or constructive, for the benefit of a Director or any Donee recommended by a Director to receive a donation, or shall give, or be deemed to give, any Director or recommended Donee any interest in any assets of the Program or TRINOVA. If TRINOVA elects to fund the Program through life insurance policies, a participating Director agrees to cooperate and fulfill the enrollment requirements necessary to obtain insurance on his or her life.

6.    AMENDMENT OR TERMINATION

      The Board of Directors of TRINOVA may, at any time, without the consent of the Directors participating in the Program, amend, suspend, or terminate the Program, either prospectively or retroactively; provided, however, in the event of a "Change of Control", the Program may not be amended or terminated without the consent of the Board of Directors in office immediately preceding the "Change of Control", and TRINOVA will immediately pay all additional premiums necessary to support any insurance policies purchased in connection with the Program (for the entire term of the policies), and place the policies, together with any additional funds needed to fund the anticipated Program donations, into a trust administered by an independent trustee. For the purpose of this Program, "Change in Control" will be as defined in TRINOVA's Change in Control Agreement with its most senior executive officer, as amended from time to time.


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7.    ADMINISTRATION

      The Program shall be administered by the Committee. The Committee shall have plenary authority in its discretion, but subject to the provision of the Program, to prescribe, amend, and rescind rules, regulations and procedures relating to the Program. The determinations of the Committee on the foregoing matters shall be conclusive and binding on all interested parties.

8.    GOVERNING LAW

      The Program shall be construed and enforced according to the internal substantive laws of the State of Ohio, and all provisions thereof shall be administered according to the laws of said state.